June 29, 2023

Ms. Alison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. White:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on May 24, 2023, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Dynamic Alpha Macro Fund (the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to this letter.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked version of relevant portions of a prospectus is attached to aid in the review of the Registrant's responses.

Prospectus

Comment 1. Please consider adding disclosure to the portfolio turnover section noting that since the Fund has not commenced operations, no turnover information is available.

Response. The Registrant has made the suggested addition.

Comment 2. Under the principal strategy disclosures, consider identifying a market index and time period when describing "above-market returns."

Response. The Registrant has made the suggested addition.

Comment 3. Under the principal strategy disclosures, please move ETF refences to an earlier location to distinguish their use from individual stocks.

Response. The Registrant has made the suggested revision.

Comment 4. Under the principal strategy disclosures, identify a market index when describing broad market stocks.

Response. The Registrant has made the requested revision.

Comment 5. Under the principal strategy disclosures related to futures:

(a)	specify that only regulated U.S. futures exchanges are used; or if others specify which exchanges and what asset types; and
(b)	explain what futures are, how they work and how the Fund may achieve gains or suffer losses from their use.

Response.

(a)	The Registrant has specified only U.S. exchanges.
(b)	The Registrant has included the requested additional futures-related disclosures.

Comment 6. Under the principal strategy disclosures:

(a)	when describing items under the Quantitative Measures box, endeavor to use plain English;
(b)	if actively managed underlying funds are used, include disclosure related to increased costs, layering of fees, and acquired fund fees and expenses; and
(c)	under the Qualitative Measures box please elaborate on what is meant by "consistency in process" using plain English.

Response.

(a)	The Registrant has supplemented the disclosures with what it believes are plain English type definitions.
(b)	The Registrant notes actively managed underlying funds are not used.
(c)	The Registrant has supplemented the disclosures with what it believes are plain English type definitions.

Comment 7. Please confirm that subsidiary expenses are included in the fee table.

Response. The Registrant so confirms.

Comment 8. Please review references to the subsidiary being subject to the same investment limits when consolidated with the Fund, to eliminate unnecessary repetition.

Response. The Registrant has revised related disclosures as requested.

Comment 9. If the Fund receives a manager-of-managers order, please consider the Fund naming restriction that will be a condition of the order with respect to dynamic in the Fund's name.

Response. The Registrant acknowledges the related conditions of a manager-of-managers order.

Comment 10. Under principal investment risk in the statutory portion of the prospectus, please include reference to no prior experience managing a mutual fund when describing the sub-adviser and futures trading adviser.

Response. The Registrant has made the requested revision.

Comment 11. Please confirm that ReFlow costs are included in the fee table.

Response. The Registrant so confirms.

Comment 12. Please confirm that the subsidiary investment advisory agreement will be filed as a Part C exhibit.

Response. The Registrant so confirms.

Comment 13. Please confirm that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response. The Registrant so confirms.

Comment 14. Please review the Statement of Additional Information to eliminate references to cover and segregation that have been obsolete by Rule 18f-4 and the repeal of SEC General Statement of Policy Release No. IC-10666.

Response. The Registrant has reviewed disclosures and believes it has eliminated obsolete references to cover and segregation.

Comment 15. Please review the Statement of Additional Information description of DAMF Fund Limited to eliminate repetitive or unclear references.

Response. The Registrant has made the requested revisions.

Comment 16. Please move bitcoin futures disclosure to the summary prospectus and statutory prospectus and include or address the following.

•	Please supplementally discuss how the Fund would value its bitcoin futures positions if the CME halted trading of bitcoin futures due to price limits or otherwise.

•	Please discuss potential differences between returns based on the price of bitcoin vs. bitcoin futures, e.g., due to divergence in prices or potential costs associated with futures investing in the Summary Prospectus.

•	Please supplementally confirm with the Staff that the Trust's code of ethics applies to transactions in bitcoin and bitcoin futures and whether employees are required to pre-clear such transactions.

•	Please supplementally confirm that the Fund will include bitcoin related investments in its liquidity risk management program pursuant to Rule 22e-4 and its 15% limit on illiquid investments.

•	Please supplementally discuss the nature of the Registrant's liquidity risk management program pursuant to Rule 22e-4 as it relates to bitcoin related investments.

•	The statement that the fund does not invest in bitcoin directly and paragraph beneath it should appear in the Summary Prospectus.

•	In the first paragraph on page A-14, please clarify that right now CME is the only commodity exchange registered with the CFTC on which standardized, cash-settled bitcoin futures are traded.

•	If the subsidiary will invest in bitcoin futures, please disclose that it will comply with the 15% bitcoin limit described in the first paragraph when viewed on a consolidated basis with the Fund.

•	Please clarify that income generated by bitcoin futures is non-qualifying income for RIC purposes and disclose what the fund would do to regain RIC status if the fund were to lose it.

•	Please include the disclosure about margin levels in the Summary Prospectus.

Response. The Registrant has removed references to bitcoin futures as they will not be used by the Fund.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

Parker Bridgeport

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